UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PACKITGREEN HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Nevada	20-4940852
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3420 Ocean Park Blvd., Suite 3000, Santa Monica, CA	90405
(Address of principal executive offices)	(Zip code)

Issuer's telephone number: (310) 450-9100

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities to be registered pursuant to Section 12(g) of the Act: Common stock, par value $0.0001 per share.

Item 1.  Description of Registrant’s Securities to be Registered.

Our Articles of Incorporation, as amended, authorize the issuance of 74,000,000 shares of common stock, $0.0001 par value per share (the “Common Stock”), and 1,000,000 shares of preferred stock, 0.0001 par value per share (the “Preferred Stock”). As of June 30, 2008, we had 38,820,301shares of Common Stock issued and outstanding. The following summarizes the material terms of our Common Stock and Preferred Stock.

Common Stock

Our Articles of Incorporation, as amended, authorize the issuance of 74,000,000 shares of common stock. Holders of our Common Stock: (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution to stockholders upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters on which stockholders may vote at all shareholder meetings. We have never paid cash dividends on our Common Stock, and do not expect to pay such dividends in the foreseeable future. The common stock does not have cumulative voting rights, which means that the holders of more than fifty percent of the common stock voting for election of directors can elect one hundred percent of our directors if they choose to do so.

Preferred Stock

Our Articles of Incorporation, as amended, authorize the issuance of 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. No shares of preferred stock have been designated, issued or are outstanding. Accordingly, our board of directors is empowered, without stockholder approval, to issue up to 1,000,000 shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock. Although we have no present intention to issue any shares of preferred stock, there can be no assurance that we will not do so in the future.

Among other rights, our board of directors may determine, without further vote or action by our stockholders: (i) the number of shares and the designation of the series; (ii) whether to pay dividends on the series and, if so, the dividend rate, whether dividends will be cumulative and, if so, from which date or dates, and the relative rights of priority of payment of dividends on shares of the series; (iii) whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of the voting rights; (iv) whether the series will be convertible into or exchangeable for shares of any other class or series of stock and, if so, the terms and conditions of conversion or exchange; (v) whether or not the shares of the series will be redeemable and, if so, the dates, terms and conditions of redemption and whether there will be a sinking fund for the redemption of that series and, if so, the terms and amount of the sinking fund; and (vi) the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

Item 2.  Exhibits.

References to the “Company” in the following exhibit list refer to PackItGreen Holdings Corp., a Nevada corporation.

Exhibit Number	Description
3(i).1	Articles of Incorporation of the Company dated May 25, 2006. (1)

3(i).2	Certificate of Amendment filed with the Secretary of State of Nevada, filed November 8, 2006. (1)

3(i).3	Articles of Merger between PackItGreen Holdings, Inc. and JPG Associates, Inc. filed February 26, 2008 (filed herewith)

3(ii).1	Company. Bylaws. (1)

(1) Incorporated by reference to the Company’s Registration Statement filed with the SEC on Form SB-2 on January 16, 2007.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PACKITGREEN HOLDINGS CORP.

Dated: July 31, 2008

By:  /s/ Jonathan So

Jonathan So

Chief Executive Officer

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